UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-67335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Boylston St., Suite T2
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Stulb, 617 247-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State St., 17th Flr	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher C. Stulb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJ Lynch Investor Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN SOMMERS
MY COMMISSION # GG091494
EXPIRES April 06, 2021

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

December 31, 2020

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
WJ Lynch Investor Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WJ Lynch Investor Services, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Marcum LLP

Boston, Massachusetts
February 25, 2021

MARCUMGROUP
MEMBER

Marcum LLP ■ 53 State Street ■ 17th Floor ■ Boston, Massachusetts 02109 ■ Phone 617.807.5000 ■ Fax 617.807.5001 ■ www.marcumllp.com

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$ 57,532
Accounts receivable	932,965
Other current assets	12,823
Total Assets	**$ 1,003,320**

Liabilities and Member's Equity

Accounts payable	$ 15,025
Due to Parent	433,699
Total Liabilities	**448,724**
Commitments and Contingencies (Note 4)	
Member's equity	554,596
Total Liabilities and Member's Equity	**$ 1,003,320**

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statement

December 31, 2020

Note 1 - **Business Operations and Summary of Significant Accounting Policies**

Business Operations
WJ Lynch Investor Services, LLC (the "Company"), a Delaware company operating in perpetuity, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company markets and sells bank-owned and corporate-owned life insurance products and consulting services for executive benefit programs to its institutional clients.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent").

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Accounts Receivable
Accounts receivable represents amounts due from commissions and consulting fees. No allowance has been provided for accounts receivable because management believes all amounts are collectible.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2020

Note 1 - **Business Operations and Summary of Significant Accounting Policies – Continued**

Income Taxes
The Company is organized as a limited liability company. Accordingly, no provision or liability for Federal or state income taxes is reflected in the accompanying financial statement; instead, the net income or net loss is allocated to the member and is included on the member's income tax returns and subject to income taxes accordingly.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable and accounts payable. The Company believes the recorded values for accounts receivable and accounts payable approximate current fair values as of December 31, 2020 because of their short-term nature and durations.

Note 2 - **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising and employee benefits. The Company incurs 65% of the allocable expenses and the Parent incurs 35% of the allocable expenses. The amount due to the Parent was approximately $434,000 as of December 31, 2020. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among unrelated parties.

Note 3 - **Risks, Uncertainties and Concentrations**

Major Customers
During the year ended December 31, 2020, the Company had two insurance carriers that represented approximately 74% of the accounts receivable balance at December 31, 2020.

Concentration of Risk
The Company maintains cash balances at a financial banking institution, and at times during the year these balances may exceed the federally insured limit. Management monitors the financial condition of this banking institution, along with its balances in cash, to keep this potential risk at a minimum.

Note 3 - **Risks, Uncertainties and Concentrations - Continued**

Subsequent Events
The Company has evaluated subsequent events through the date the financial statement were issued. There have been no material subsequent events that would require disclosure or would be required to be recognized in the financial statement as of December 31, 2020.

Risks and Uncertainties
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial condition, cash flows and the industry in general, in addition to the impact on its employees. At this time, COVID-19 has not changed the Company's ability to operate. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

Note 4 - **Commitments and Contingencies**

Indemnifications
The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company’s maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2020

Note 4 - **Commitments and Contingencies- Continued**

Litigation and Claims
The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims of assessments that would have a material adverse effect on the Company’s financial statement.

Note 5 - **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule”). Pursuant to the Rule, the Company is required to maintain a minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater, and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2020, the Company had net capital of $349,110 exceeding the minimum net capital requirement of $29,916 by $319,194. At December 31, 2020, the Company had a ratio of aggregate indebtedness to net capital of 1.29 to 1.